Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

O'Connor Fund of Funds: Masters

If you do not want to sell your shares at this time please disregard this notice. This is simply notification of the Fund's tender offer.

December 17, 2013

Dear Shareholder:

We are writing to inform you of important dates related to the tender offer by O'Connor Fund of Funds: Masters (the "Fund").  If you are not interested in selling your shares of the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on December 17, 2013 and end on January 15, 2014, and any shares tendered to the Fund will be valued on March 31, 2014 for purposes of calculating the purchase price of such shares.  The purpose of the tender offer is to provide liquidity to shareholders of the Fund.  Fund shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, State Street Bank and Trust Company ("State Street"), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your shares, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund shares must be received by State Street, either by mail or by fax, in good order, by January 15, 2014.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with State Street by calling (877) 463-2074.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting State Street to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal with State Street, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or State Street, (877) 463-2074.

Sincerely,

O'Connor Fund of Funds: Masters